Chase Tower
2200 Ross Avenue, Suite 3601
Dallas, TX 75201-2708

214-922-3400
Fax:214-922-3899
www.alston.com

Gustav F. Bahn	Direct Dial: 214-922-3405	E-mail: gustav.bahn@alston.com

April 28, 2011

VIA OVERNIGHT UPS DELIVERY

Ms. Sonia Barros
Special Counsel
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3010
Washington, D.C. 20549

Re:	TNP Strategic Retail Trust, Inc. Post-Effective Amendment No. 6 to Form S-11 File No. 333-154975

Dear Ms. Barros:

This letter sets forth the response of our client, TNP Strategic Retail Trust, Inc. (“Issuer”), to the correspondence from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”), dated April 26, 2011, which provided comments to the Issuer’s Post-Effective Amendment No. 6 to Form S-11 (“Amendment No. 6”), which was filed with the SEC on April 15, 2011. Pursuant to our conversation on April 27, 2011 this letter supercedes our previous response letter filed with the SEC April 27, 2011. For your convenience, we have set forth below your comments followed by the relevant responses thereto. We respectfully request permission to include the revised or additional disclosure requested in your letter in a prospectus supplement filed pursuant to Rule 424(b)(3) (the “Supplement”), which would be filed promptly following effectiveness of Amendment No. 6. If this is acceptable, we request the Staff to declare Amendment No. 6 effective at the earliest practicable time.

Prospectus Supplement No. 1 dated April 14, 2011

Our Operating Performance—Funds from Operations and Modified Funds from Operations, page 2

1. Comment: Please revise this section to more clearly explain how MFFO is useful to an investor. To the extent you believe that MFFO is a useful measure for potential investors to evaluate historical performance during the offering stage, please provide more detailed disclosure on why, particularly given that the measure may exclude significant acquisition costs and impairments, both of which may have reduced the value of the shares offered, and both of which relate to key aspects of your buy and hold strategy. Please also specify in detail the limitations for an investor of using MFFO as a historical performance measure. Alternatively, if you believe that MFFO may be useful for an investor assessing the sustainability of current operating performance in the future, after the offering and acquisition stage, please provide more detailed disclosure on the limits of this usefulness. To the extent you include disclosure on the usefulness of the measure to management, please

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Ms. Sonia Barros
April 28, 2011

clearly separate this discussion from the discussion of the usefulness to investors. Please note that this comment also applies to disclosure regarding MFFO in your future Exchange Act periodic reports.

Response: The Issuer acknowledges the Staff’s comment and, in the Supplement, will revise such disclosure as requested. The revised disclosure is set forth below, marked to show the changes to the current disclosure:

We believe MFFO is useful to investors in evaluating how our portfolio might perform after our offering and acquisition stage has been completed and, as a result, may provide an indication of the sustainability of our distributions in the future. However, as described in greater detail below, MFFO should not be considered as an alternative to net income (loss), nor as indications of our liquidity. Many of the adjustments to MFFO are similar to adjustments required by SEC rules for the presentation of pro forma business combination disclosures, particularly acquisition expenses, gains or losses recognized in business combinations and other activity not representative of future activities. Because MFFO is primarily affected by the same factors as FFO but without non-operating changes, particularly valuation changes, we believe the presentation of MFFO is useful to investors because fluctuations in MFFO are more indicative of changes in operating activities. MFFO is also more comparable in evaluating our performance over time and as compared to other real estate companies, which may not be as involved in acquisition activities or as affected by impairments and other non-operating charges.

FFO or MFFO should not be considered as an alternative to net income (loss), nor as indications of our liquidity, nor are they either indicative of funds available to fund our cash needs, including our ability to make distributions. In particular, as we are currently in the acquisition phase of our life cycle, acquisition costs and other adjustments which are increases to MFFO are, and may continue to be, a significant use of cash. MFFO also excludes impairment charges, rental revenue adjustments and unrealized gains and losses related to certain other fair value adjustments. Although the related holdings are not held for sale or used in trading activities, if the holdings were sold currently, it could affect our operating results. Accordingly, both FFO and MFFO should be reviewed in connection with other GAAP measurements. Our FFO and MFFO as presented may not be comparable to amounts calculated by other REITs.

The Issuer further undertakes to provide similar disclosure in future periodic reports filed pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”).

2. Comment: Refer to your reconciliation table on page 5. We note that you reconcile MFFO from GAAP net loss through NAREIT FFO, and then provide FFO per share and MFFO per share. Please accompany MFFO per share and FFO per share disclosure with the net loss per share disclosure.

Response: The Issuer acknowledges the Staff’s comment and, in the Supplement, will revise such disclosure as requested. The revised reconciliation table is set forth below:

	2010	2009

Net Loss	$(4,392,000)	$(1,200,000)
Adjustments:
Depreciation of real estate assets	1,554,000	33,000
Amortization of tenant improvements and tenant allowances	202,000	4,000
Amortization of deferred leasing costs	315,000	9,000

FFO	$(2,321,000)	$(1,154,000)
FFO per share — basic and diluted	$(1.56)	$(16.14)

Adjustments:
Straight line rent	(255,000)	—
Acquisition costs	1,353,000	408,000

Ms. Sonia Barros
April 28, 2011

	2010	2009

Amortization of above market leases	169,000	4,000
Amortization of below market leases	(298,000)	—
Accretion of discounts on debt investments	(2,000)	—
Amortization of debt premiums	37,000	—

Modified FFO	$(1,317,000)	$(742,000)

MFFO per share — basic and diluted	$(0.89)	$(10.38)

Net loss per share — basic and diluted	$(2.96)	$(17.14)

Weighted average common shares outstanding — basic and diluted	1,483,179	71,478

Description of Our Portfolio, page 5

3. Comment: We note you provide capitalization rates for the five properties you had invested in as of March 31, 2011. Please disclose how you calculate the projected net income of the properties and, in particular, the basis for which you make any assumptions on future occupancy, rents or property expenses. Please provide similar disclosure in your future Exchange Act periodic reports.

Response: The Issuer acknowledges the Staff’s comment and, in the Supplement, will revise such disclosure as requested. The revised disclosure is set forth below, marked to show the changes to the current disclosure:

The capitalization rate for the Moreno Marketplace as of the closing of the acquisition was 7.4%. Unless otherwise indicated, the capitalization rate for a real property is determined by dividing the projected “net operating income” of the property by the purchase price of the property, excluding closing costs and fees. Net operating income is calculated by deducting all operating expenses of a property, including property taxes and management fees but excluding debt service payments and capital expenditures, from gross operating revenues received from a property. We determine projected net operating income based on in-place leases, contractual rent increases or decreases for each tenant and other revenues from late fees or services, adjusted for known vacancies, tenant concessions and charges not collected.

The Issuer further undertakes to provide similar disclosure in future periodic reports filed pursuant to the Exchange Act.

Information Regarding Our Distributions, page 9

4. Comment: Please disclose your cumulative earnings or FFO since inception as compared to your cumulative distributions. Please provide similar disclosure in your future Exchange Act periodic reports.

Response: The Issuer acknowledges the Staff’s comment and, in the Supplement, will revise such disclosure as requested. The revised disclosure is set forth below, marked to show the changes to the current disclosure:

We commenced operations upon the acquisition of the Moreno Marketplace on November 19, 2009. We paid $651,000 in cash distributions paid during the period from December 2009 (the date we first paid distributions) through December 31, 2010. Our net income (loss) from inception through December 31, 2010 was $(5,592,000). For the fourth quarter of 2009 and the year ended December 31, 2010, net cash used in operations was $2,421,000. From inception through December 31, 2010, FFO was $(3,475,000) ~~and MFFO was $(2,059,000)~~. For a discussion of how we calculate FFO ~~and MFFO~~, see “Our Performance—Funds From Operations and Modified Funds From Operations.”

The Issuer further undertakes to provide similar disclosure in future periodic reports filed pursuant to the Exchange Act.

Ms. Sonia Barros
April 28, 2011

The Company has authorized us to acknowledge on its behalf that (i) should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing; (ii) the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any further questions or require additional information, please do not hesitate to contact me at 214-922-3405.

Sincerely,

/s/ Gustav F. Bahn
Gustav F. Bahn

cc:	Mr. Christopher Lal, Thompson National Properties, LLC Ms. Rosemarie A. Thurston, Alston & Bird LLP